News Release
For immediate publication

ART initiates a North American pivotal study
of its SoftScan® system in Western Canada

Red Deer’s CAMIS selected as a participating site for the clinical trial of this unique and innovative breast cancer diagnosis technology

Red Deer, Alberta, November 23, 2005 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), in collaboration with the Central Alberta Medical Imaging Services (CAMIS), today announced that it is undertaking trials in Western Canada as part of its North American pivotal study for the SoftScan optical breast imaging system.

“This pivotal study at Red Deer’s CAMIS diagnostic imaging centre is aimed at establishing SoftScan as a diagnostic tool for breast cancer,” explained Ms. Micheline Bouchard, President and CEO of ART Advanced Research Technologies Inc. “As we continue to make clinical progress, we are very encouraged that centres of such calibre as CAMIS have joined in this study.”

Through participation in this study, Red Deer’s CAMIS is joining the prestigious ranks of renowned medical centres such as the Cedars Breast Clinic of the McGill University Health Centre, the Centre Hospitalier de l’Université de Montréal and the Massachusetts General Hospital. This study represents the final stage prior to commercializing SoftScan®, an optical breast imaging system designed to improve the diagnosis and treatment of breast cancer. ART intends to present results of the study in its submission to Health Canada and the U.S. Food and Drug Administration (FDA) to support its pre-market approval application for SoftScan®.

“We are excited to participate in the SoftScan project. In the future, we hope to see breast cancer diagnosed at its earliest stage to offer women the best possible outcomes,” said Dr. Bernice M. Capusten, Principal Investigator and Chief of Diagnostic Imaging at the Red Deer Regional Hospital Centre. “There has been outstanding response from women in Central Alberta who view this research as a tangible way of giving of themselves for the good of all women and their families.”

Developed in Canada, SoftScan® has been designed first as a complementary diagnostic tool to mammography, to be ultimately used for the detection and treatment monitoring of breast cancer. Its non-invasive and pain-free approach uses time-domain optical imaging technology, capable of precision characterization of benign and malignant breast tumours, while maintaining the patient’s well-being.

In current medical procedures, a suspicious mammogram is typically followed by a biopsy, even though 80% of cases prove to be negative1. SoftScan® has the potential to significantly reduce the anxiety, pain and suffering experienced by patients undergoing breast cancer diagnosis.

About the study
The study will extend through the year 2006 and will examine 600 to 950 women aged 25 to 60 and older. It will assess the clinical safety of the device and its effectiveness under real conditions of use. This study will be conducted at the Central Alberta Medical Imaging Services (CAMIS), at the McGill University Health Centre (MUHC), as well as in additional major centres in North America to be announced in the upcoming months.

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed two products based on its innovative technology. The first is eXplore Optix™, a molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs. eXplore Optix™ is distributed by GE Healthcare and is used by industry and academic leaders worldwide to bring new and better treatments to patients faster. The second is SoftScan®, a medical imaging device designed to improve the diagnosis and treatment of breast cancer. ART is commercializing its products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. ART’s shares are listed on the TSX under the ticker symbol ARA. Visit ART online at www.art.ca.

The Central Alberta Medical Imaging Services (CAMIS) has been the major imaging provider for central Alberta and the David Thompson Health Region for over 35 years. In 2001, the physicians of Central Alberta Medical Imaging Services, CAMIS, had a vision to provide public health care in a state of the art facility. That vision became reality in February 2004. The facility provides a modern, comfortable, spacious environment for patients waiting for and undergoing diagnostic examinations. CAMIS radiologists are all board certified and the imaging staff are all registered in their various disciplines. The goal of CAMIS is to provide high quality, state of the art, patient-oriented medical imaging.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and the Securities and Exchange Commission in the United States.

Visual material available on request.

For information:

Marcelina Styczynska Hill and Knowlton Canada T. (403) 268-7852 C. (403) 852-2067 marcelina.styczynska@hillandknowlton.ca	Sébastien Gignac Corporate Secretary and General Counsel ART Advanced Research Technologies Inc. T. (514) 832-0777 sgignac@art.ca

Patti Simpson Office Manager Central Alberta Medical Imaging Services (CAMIS) T. (403) 755-1051 pattysimpson@camisrd.com	Jacques (Jack) Raymond Vice President, Business Development ART Advanced Research Technologies Inc. T. (514) 832-0777 jraymond@art.ca

[1] ‘‘ Breast Cancer Screening: ’’, Annals of Internal Medicine, vol. 137, no. 5 (part I), S p. E355-E356.	Clinical Guidelines eptember 3, 2002,